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                              November 21, 2023

       Michael Silvestrini
       Managing Partner
       Energea Portfolio 2 LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 2
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed October 27,
2023
                                                            File No. 024-12347

       Dear Michael Silvestrini:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Executive Summary, page 1

   1. We note your disclosure that you estimate that an Investor who purchases $10,000 of
                                                        Class A Investor Shares
will keep approximately 11 metric tons of carbon dioxide out of the atmosphere each
year. Please provide us with your support or disclose the basis for this claim.
       Offering Circular, page 1

   2. We note your disclosure that through October 19, 2023 your ongoing offering has sold
                                                        13,500,661 Class A
Investor Shares and raised approximately $11,265,403 in capital. We also note that your
initial Form 1-A was qualified on August 13, 2020, but you have not filed a
post-qualification amendment (   PQA   ) at least every 12 months after the
initial
                                                        offering statement
qualification date. Securities Act Rule 252(f)(2)(i) requires issuers to file such PQAs to
include the required updated audited financial statements and disclosure at least every 12
months. Offers and sales cannot be made using a Form 1-A that does not included updated
financial statements. As a result of this lapse in your offering, it appears
 Michael Silvestrini
FirstName LastNameMichael   Silvestrini
Energea Portfolio 2 LLC
Comapany 21,
November   NameEnergea
              2023      Portfolio 2 LLC
November
Page 2    21, 2023 Page 2
FirstName LastName
         that the previously qualified Regulation A offering has been terminated. Please tell us whether offers and sales were made after August 13, 2021 and, if so, provide your detailed analysis as to how any such sales complied with Regulation A and were consistent with the requirements of Section 5 of the Securities Act of 1933. We are providing you with comments to this new Form 1-A in this letter and expect you to reply to each comment in your letter of response and with proposed revisions. However, to be clear, you must suspend all sales in reliance on Regulation A until such time as this new Form 1-A has been filed and qualified by the staff.
3. Please revise to reconcile and clarify the amount of securities covered by this offering statement pursuant to Regulation A, which does not permit use of a single offering statement to newly offer $75 million of additional securities each year. In this regard, we note your cover page disclosure that you are offering up to $50.0 million in limited liability company interests designated as "Class A Investor Shares" available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $75.0 million, pursuant to the continuing Regulation A offering that was initially qualified on August 13, 2020. We further note on page 41 that you are offering up to $75,000,000 of Class A Investor Shares, and disclosure on page 5 that if you raise the maximum offering amount, you might decide to raise more, in a subsequent rolling 12-
         month period, or pursuant to a private placement or other offering. Risk Factors, page 2

4. We note your disclosure on page 32 that whether to distribute operating cash flow or capital proceeds, and how much to distribute, is in the sole discretion of the Manager, no returns are guaranteed, and investors will receive distributions only if the Company generates distributable cash flow from the Projects. Please add risk-factor disclosure relating to the payment of distributions to investors.
5. We note your disclosure on page 45 regarding the Manager's drag-along right pursuant to which investors will be required to sell their Class A Investor Shares as directed by the
         Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets. Please add risk factor disclosure relating to this drag-along right.
Plan of Distribution and Selling Securityholders, page 9

6. Please revise to describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, so state. Refer to Item 5(e) of Part II of Form 1-A.
Use of Proceeds, page 10

7. Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each
 Michael Silvestrini
FirstName LastNameMichael   Silvestrini
Energea Portfolio 2 LLC
Comapany 21,
November   NameEnergea
              2023      Portfolio 2 LLC
November
Page 3    21, 2023 Page 3
FirstName LastName
         such purposes. In that regard, we note your disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold.
Investment Strategy, page 13

8. We note your disclosure on page 12 that as a result of trends relating to the cost of electricity in Brazil, your Projects typically offer residential and business Subscribers savings between 15-25% on their electricity bills. Please explain to us how you determined these typical savings.
Investment Committee, page 15

9. We note your disclosure on page 14 that as of the date of this offering circular, the
         Investment Committee consists of the Managing Partners, General Counsel, a Financial
         Analyst and the Director of Construction. Please revise your disclosure to identify the members of the Investment Committee by name.
Description of Business
Our Operating Costs and Expenses, page 16

10. In the last sentence, total operating expenses for 2022 are $214,961. However, the total of the Portfolio operating expenses of $97,869 and Project operating expenses of $135,473 equals $233,342 for 2022, per the financial statements. Please revise. Description of Property, page 25

11. The following address the Projects Acquired, Projects Sold and Projects Owned tables on pages 25 and 26:

                Consider listing the projects by acquisition/sold date in the tables, rather than randomly;
                Provide a footnote for the asterisk next to Amount Invested in the Projects Acquired table;
                Explain to us the difference between the Amount Invested for each project in the
              Projects Acquired table from the Amount Invested for each project in the Projects
              Owned table. We note that the Amount Invested for each project in the Projects
              Acquired table agrees to the Est. Projected Cost for each project in the Projects owned table;
                Explain to us what Est. Projected Cost represents;
                Explain to us why the Sales Price is net of taxes in the Projects Sold table; and
                Explain to us why the Amount Invested in the Projects Owned table does not agree to the Total Property and Equipment in the Balance Sheet. Explain to us what Amount
              Invested represents in this table.
 Michael Silvestrini
FirstName LastNameMichael   Silvestrini
Energea Portfolio 2 LLC
Comapany 21,
November   NameEnergea
              2023      Portfolio 2 LLC
November
Page 4    21, 2023 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Result of Operation
Distributions, page 29

12. Please revise to include distributions for fiscal year 2021, as financial statements are presented for this period. Additionally, consider providing subtotals for the periods represented by the financial statements.
Past Operating Results, page 32

13. Please expand operating results for the periods presented to provide information regarding significant factors, including unusual or infrequent events or transactions or new developments, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to requirements in Item 9(a) of
         Form 1-A.
Business Experience, page 34

14. Please revise to disclose the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to
         Item 10(c) of Part II of Form 1-A.
Price of Class A Investor Shares, page 41

15. In the Form 1-A qualified on August 13, 2020, you stated that the initial price of the Class
         A Investor Shares "will be $1.00 per share." In this new Form 1-A filing, , you describe a pricing formula by which your shares will be priced and offered, while your cover page states that the "current price of the Class A Investor Shares is $.88 per Class A Investor
         Share" and page 41 discloses "[t]he current price of the Class A Investor Shares is $0.89 per Class A Investor Share." Your pricing disclosure is inconsistent. In addition, , the frequency of your pricing changes for the offering are inconsistent with Regulation A, which does not provide for at the market offerings.

         Please revise to provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing. Eliminate the suggestion that the shares are being offered at variable prices, and if you provide historical prices at which they were offered and sold in the past, ensure that the disclosure is unambiguous in that regard. Note that the
 Michael Silvestrini
FirstName LastNameMichael   Silvestrini
Energea Portfolio 2 LLC
Comapany 21,
November   NameEnergea
              2023      Portfolio 2 LLC
November
Page 5    21, 2023 Page 5
FirstName LastName
         at-the-market limitation contained in Securities Act Rule 251(d)(3)(ii) prohibits market-
         based formula pricing. See, e.g., Securities Act Sections C&DI No. 139.13.
Additional Information, page 50

16. We note you incorporate by reference your Annual Report for the fiscal year ended
         December 31, 2022 on Form 1-K and your Semi-Annual Report for the semi-annual period ended June 30, 2023 on Form 1-SA in this filing. As you have not filed a post-
         qualification amendment at least every 12 months after the initial offering statement qualification date, incorporating financial statements by reference to a former Form 1-A which is considered terminated may not be appropriate. Please include financial statements required by paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs
         (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. See also the requirements for interim financial statements set forth in paragraph (b)(5) of Part F/S.
Financial Statements, page 51

17. The following relate to the financial statements and notes of the company filed in the
         Form 1-K for the fiscal year ended December 31, 2022 incorporated by reference:

                Explain to us why Depreciation is excluded from Projects operating expenses;
                Explain why there is a Gain on sale of projects of $56,172 in 2021, when there were no projects sold in 2021 per the Projects Sold table on page 26 of the Form 1-A;
                Explain why there is no Gain on sale of projects in 2022, when there appears to be an approximate gain of $41,532 in 2022 per the Projects Acquired and Projects Sold
              tables on pages 25 and 26 of Form 1-A;
                In regards to the discussion of Revenue recognition in Note 1, address the revenue the
              SPE receives from the consortium/cooperative in regards to the operations and maintenance contract discussed on pages 20 and 22 of Form 1-A;
                Note 4 details numerous construction management agreements with the Manager.
              Consider discussing these agreements in the Summary of Supporting Contracts on page 20 of the Form 1-A;
                We note that projects can be found by a related party, Energea Brazil, and that the
              SPE has subcontract agreements with a company related through common ownership to perform the Project Maintenance Contracts. Provide disclosures in Note 4; and
                Provide a note for Property, Plant and Equipment that details a rollfoward, including accumulated depreciation.
18. The following relate to the financial statements and notes included in the Form 1-SA for the semi-annual period ended June 30, 2023 incorporated by reference:

                We note that accumulated depreciation at June 30, 2023 was $81,003 versus $34,700 at December 31, 2022, indicating depreciation expense of $46,303. However, depreciation expense is noted to be $38,413 in the six month period ended June 30,
 Michael Silvestrini
FirstName LastNameMichael   Silvestrini
Energea Portfolio 2 LLC
Comapany 21,
November   NameEnergea
              2023      Portfolio 2 LLC
November
Page 6    21, 2023 Page 6
FirstName LastName
              2023. Please address the difference; and
                Address any comments under the financial statements and notes in the Form 1-K that are relevant to the interim period.
Signatures, page 54

19. Please revise your signature page to conform to the requirements of Instructions 1 and 3 to the Signatures section of Form 1-A. In this regard, please separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body.
Exhibits

20. Please file the third-party Credit Agreement you entered into on October 5, 2020 as an
         Additional Obligor with Lattice Energea Global Revolver I, LLC. Refer to 6(a) of Item
         17 of Part III of Form 1-A.
General

21. Please provide us with an analysis of how the Energea Portfolio 3 LLC and Energea
         Portfolio 4 LLC offerings differ from this offering, such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 3 LLC and Energea Portfolio 4 LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global, LLC) and management team, including an identical set of executive officers and key employees.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Michael Silvestrini
Energea Portfolio 2 LLC
November 21, 2023
Page 7

       Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                        Sincerely,
FirstName LastNameMichael Silvestrini
                                                        Division of Corporation
Finance
Comapany NameEnergea Portfolio 2 LLC
                                                        Office of Energy &
Transportation
November 21, 2023 Page 7
cc:       David H. Roberts
FirstName LastName